As filed with the Securities and Exchange Commission on January 16, 1998

                                                            File No. 70-________
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        FORM U-1 APPLICATION-DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                          Wisconsin Energy Corporation
                            231 West Michigan Street
                           Milwaukee, Wisconsin 53203

                    (Name of companies filing this statement
                   and address of principal executive offices)

                                      None

                 (Name of top registered holding company parent)


                                Richard A. Abdoo
                      Chairman of the Board, President and
                             Chief Executive Officer
                          Wisconsin Energy Corporation
                            231 West Michigan Street
                           Milwaukee, Wisconsin 53203

                   (Name and addresses of agents for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:


     Walter T. Woelfle                                Gary W. Wolf
     Director, Legal Services Department              Cahill Gordon & Reindel
     Wisconsin Electric Power Company                 80 Pine Street
     231 West Michigan Street                         New York, New York  10005
     Milwaukee, Wisconsin  53203

                                TABLE OF CONTENTS


ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION..................................1

   A.  Introduction...........................................................1
      1.  General Request.....................................................2
      2.  Overview of the Transaction.........................................2

   B.  Description of the Parties to the Transaction..........................3
      1.  General Description.................................................3
         a)  ESELCO...........................................................3
         b)  WEC..............................................................4
         c)  Acquisition......................................................7
      2.  Description of Energy Sales and Facilities..........................8
         a)  Edison Sault.....................................................8
            (1) Energy Sales..................................................8
            (2) Electric Generating Facilities................................8
            (3) Electric Transmission and Other Facilities....................8
            (4) Generation Sources............................................9
         b)  WEPCO............................................................9
            (1) Energy Sales..................................................9
            (2) Electric Generating Facilities...............................10
            (3) Electric Transmission and Other Facilities...................11
            (4) Fuel Sources.................................................11
            (5) Gas Facilities...............................................11
      3.  Electric Coordination..............................................12

   C.  Description of Transaction and Statement as to Consideration..........12
      1.  Background.........................................................12
      2.  Reorganization Agreement...........................................14
      3.  Management of Edison Sault Following the Transaction...............15
      4.  State Regulatory Requirements......................................15


ITEM 2.  FEES, COMMISSIONS AND EXPENSES......................................15


ITEM 3.  APPLICABLE STATUTORY PROVISIONS.....................................16

   A.  Transaction...........................................................17
      1.  Section 9(a)(2), 10(b).............................................17
      2.  Section 10(b)......................................................18
         a)  Section 10(b)(1)................................................18
            (1) Interlocking Relationships...................................18
            (2) Concentration of Control.....................................18
         b)  Section 10(b)(2)................................................19
            (1) Reasonableness of Consideration..............................20
            (2) Reasonableness of Fees.......................................21
         c)  Section 10(b)(3)................................................22
      3.  Section 10(c)......................................................23
            (a)  Efficiencies and Economies..................................24
            (b)  Integrated Public-Utility System............................24
      4.  Section 10(f)......................................................27

   B.  Continued Exemption of WEC From Registration..........................27
      1.  Section 3(a)(1)....................................................27

ITEM 4.  REGULATORY APPROVALS................................................30

   A.  Antitrust.............................................................31

   B.  Federal Power Act.....................................................31

   C.  State Public Utility Regulation.......................................31


ITEM 5.  PROCEDURE...........................................................32


ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS...................................32

   A.  Exhibits..............................................................32

   B.  Financial Statements..................................................33


ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.............................34

Signature....................................................................35

Item 1.           Description of Proposed Transaction

A.       Introduction

     Pursuant to Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935 (the "Act"), Wisconsin Energy Corporation ("WEC"), a Wisconsin corporation and an exempt holding company under the Act, hereby requests that the Securities and Exchange Commission (the "Commission") authorize the acquisition, as described herein, of all of the issued and outstanding common stock of ESELCO, Inc. ("ESELCO"), a Michigan corporation and an exempt holding company under the Act with one subsidiary that is an electric utility company as defined in Section 2(a)(3) of the Act, all pursuant to the terms of an Amended and Restated Agreement and Plan of Reorganization, dated as of May 13, 1997, as amended and restated as of July 11, 1997, by and among WEC, ESELCO and ESL Acquisition, Inc. (the "Reorganization Agreement"), and the contemporaneous merger of ESELCO into WEC. WEC is sometimes referred to herein as "Applicant".

     The Reorganization Agreement provides for the merger of ESL Acquisition, Inc. ("Acquisition"), a wholly owned subsidiary of WEC incorporated in the State of Michigan expressly for the purpose of consummating the merger, with and into ESELCO, with ESELCO to be the surviving corporation (the "Merger"). Immediately thereafter, ESELCO will be merged with and into WEC, with WEC to be the surviving corporation. These two mergers are referred to collectively herein as the "Transaction". Applicant also hereby requests that the Commission issue an order pursuant to Section 3(a)(1) of the Act declaring that WEC will continue to be exempt from all provisions of the Act except Section 9(a)(2) following consummation of the Transaction.

     The Transaction is expected to produce benefits to the public, investors and consumers and will meet all applicable standards of the Act. Among other things, ESELCO and WEC believe that the Transaction offers significant strategic and financial benefits to each company and to their respective shareholders, as well as to their employees, customers and the communities in which they do business. These benefits, which constitute $20 million in cost savings, include, among others:

     (i) Providing Edison Sault Electric Company ("Edison Sault"), the public utility subsidiary of ESELCO, the opportunity to obtain managerial, accounting and administrative benefits and lower cost financing.

     (ii) Providing Edison Sault with a broader array of services than are otherwise available to an electric utility of its size.

     (iii) Providing Wisconsin Electric Power Company ("WEPCO"), a public utility subsidiary of WEC, with an opportunity to spread certain administrative costs over a wider base.

     (iv)  Providing WEC a modest increase in its number of customers.

     (v)   Providing WEC a modest increase in customer diversity.

     (vi) Providing WEC with a right of way which could be used to access Canadian sources of electricity.

     (vii) Providing the continued ability to play a strong role in the economic development efforts of the communities WEC now serves.

     The Merger was subject to the approval by the shareholders of ESELCO, and at a special meeting of shareholders held on October 7, 1997 the required approval of such shareholders was obtained. Approximately 76% of the holders of common stock of ESELCO voted in favor of the Transaction. The combined Proxy Statement of ESELCO and the Prospectus of WEC supplied to the ESELCO shareholders in connection with the Transaction is included in WEC's Registration Statement on Form S-4 (No. 333-34495); such Registration Statement, including the exhibits thereto, is incorporated by reference as Exhibit C-1 hereto (the "Registration Statement"). The Merger is also subject to the condition that the opinion rendered by Quarles & Brady, counsel for WEC, to the effect that the Merger will be treated for federal income tax purposes as a tax free reorganization (a copy of which is filed as an exhibit to the Registration Statement) shall not have been withdrawn or modified in any material respect. Various aspects of the Transaction are also subject to the approval of: (i) the Federal Energy Regulatory Commission (the "FERC"); and (ii) the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). Apart from the approval of the Commission under the Act, the foregoing approvals are the only governmental approvals required for the Transaction. In order to permit timely consummation of the Transaction and the realization of the substantial benefits it is expected to produce, the Applicant requests that the Commission's review of this Application-Declaration commence and proceed as expeditiously as practicable.

     1. General Request

     Pursuant to Sections 9(a) and 10 of the Act, the Applicant hereby requests authorization and approval of the Commission for WEC to acquire, by means of the mergers described below, all of the issued and outstanding common stock of ESELCO. The Applicant also hereby requests that the Commission include in its order a determination under Section 3(a)(1) of the Act that upon completion of the Transaction WEC is and will continue to be exempt from all provisions of the Act except Section 9(a)(2).

     2. Overview of the Transaction

     ESELCO and WEC have entered into the Reorganization Agreement which provides for the acquisition of ESELCO by WEC. The Reorganization Agreement is filed herewith and incorporated by reference as Exhibit B-1. The Transaction will be accomplished through the use of Acquisition, a wholly-owned subsidiary of WEC incorporated in the State of Michigan for the sole purpose of consummating the Merger. Acquisition will be merged with ESELCO, with ESELCO surviving as a wholly-owned subsidiary of WEC. Immediately thereafter, ESELCO will be merged with WEC, with WEC as the surviving corporation.(1) At the effective time of the Merger, each outstanding share of ESELCO Common Stock will be canceled and converted into that number of shares of WEC Common Stock as is equal to the Exchange Ratio determined pursuant to the Reorganization Agreement. The Exchange Ratio will be equal to that number (carried to the fourth decimal place)



----------

(1) WEC, as the holder of all of the outstanding shares of ESELCO at that time, will approve that merger.

obtained by dividing $44.50 by the average (calculated as provided in the Reorganization Agreement) WEC Common Stock price.(2) Based on the number of shares of WEC and ESELCO Common Stock outstanding on September 30, 1997, and the average WEC Common Stock price for the ten trading days ending on that date, ESELCO shareholders would own 2.4% of WEC's outstanding Common Stock on that date on a fully-diluted basis.

     Upon completion of the Transaction WEC would own a combination electric and gas utility (WEPCO) and an electric utility (Edison Sault). See Exhibit E-9 for the resulting corporate structure.

B.       Description of the Parties to the Transaction

     1. General Description

     a) ESELCO

     ESELCO, which is organized under the laws of the State of Michigan, is a holding company exempt from regulation by the Commission under the Act (except for Section 9(a)(2) thereof) pursuant to Section 3(a)(1). (Form U-3A-2 filed in 1997 in File No. 69-353.) ESELCO has one utility subsidiary, Edison Sault, which is a public-utility company under the Act. A map of the Edison Sault's electric service territory is filed herewith as Exhibit E-4.

     Edison Sault is engaged in the business of generating, purchasing, transmitting, distributing and selling electric energy to more than 21,000 customers as of December 31, 1996, in a service area of over 2,000 square miles with a population of approximately 55,000, in the Eastern Upper Peninsula of Michigan. Edison Sault is subject to the regulation of the Michigan Public Service Commission ("MPSC") as to retail electric service and rates and various other matters. Wholesale rates for electric energy sold in interstate commerce, wheeling rates for energy transmission in interstate commerce, hydroelectric facilities, and certain other activities of Edison Sault are subject to the jurisdiction of the FERC.

     ESELCO also owns all the issued and outstanding common stock of one corporation engaged in non-utility business, Northern Tree Service, Inc. ("NTS"). NTS was formed out of the Edison Sault tree trimming department in 1990 to provide tree trimming, right of way clearing, and tree removal services to Edison Sault. NTS also provides such services to other utilities, municipalities, and private individuals throughout the State of Michigan. In 1996, approximately 94% of NTS's revenues were derived from Edison Sault or other utilities. NTS also owns a radio tower near Engadine, Michigan. The tower was originally purchased as an investment but currently both NTS and Edison Sault communications equipment is situated on the tower. NTS's 1996 revenues from its tree trimming operations were $529,000 and from its radio tower operations were $11,000, its net loss was $5,000 and its assets as of December 31, 1996 were $332,000. NTS will become a direct

----------

(2) No fractional shares will be issued and holders of fractional share amounts will receive cash for such fractional shares. Under the Michigan Business Corporation Act ESELCO stockholders do not have dissenters' rights.

non-utility subsidiary of WEC following the Transaction as a result of the merger of ESELCO into WEC.(3)

     ESELCO Common Stock is listed on the NASDAQ National Market. As of June 30, 1997 (and as of August 27, 1997, the record date for the ESELCO Special Meeting of Shareholders), there were 1,593,180 shares of Common Stock and no shares of preferred stock outstanding. Edison Sault had 673,929 shares of Common Stock and no shares of preferred stock outstanding at June 30, 1997. ESELCO's and Edison Sault's principal executive office is located at 725 East Portage Avenue, Sault St. Marie, Michigan 49783. The Articles of Incorporation of ESELCO, as amended, are incorporated by reference as Exhibit A-1.

     For the twelve months ended June 30, 1997, ESELCO's operating revenues on a consolidated basis were approximately $38.1 million, consisting of the following ($ in millions):

      Company                          Electric Utility          Other
      -------                          ----------------          -----

      Edison Sault                          $37.954                --

       NTS                                     --                $.166

     Consolidated assets of ESELCO and its subsidiaries as of June 30, 1997, were approximately $57.7 million, consisting of $57.4 million in utility assets and equipment and $0.3 million in non-utility assets.

     More detailed information concerning ESELCO and Edison Sault is contained in the Annual Report of ESELCO on Form 10-K for the year ended December 31, 1996, in ESELCO's 1996 Annual Report to Shareholders, and (for the three months, six months and twelve months ended June 30, 1997) in the Registration Statement, all of which are incorporated by reference as Exhibits H-1, H-4 and C-1, respectively.

     b) WEC

     WEC, incorporated under the laws of the State of Wisconsin in 1981, is a holding company exempt pursuant to Section 3(a)(1) of the Act from all provisions of the Act except Section 9(a)(2) pursuant to the Commission's Order in Wisconsin Energy Corp., Release No. 35-24267 (December 18, 1986).


----------

(3) ESELCO also owns all the issued and outstanding common stock of ESEG, Inc. (ESEG, Inc. has no other capital stock outstanding). ESEG, Inc. is presently inactive and has no assets but will, pursuant to authority granted by the FERC on August 13, 1997, take title to submarine electric cables under the Straits of Mackinac being purchased from Consumers Energy Company (formerly Consumers Power Company). ESEG, Inc. was formed to acquire, finance and lease these submarine cables . If it is used to effect the acquisition of these assets, it will become an electric utility under ss. 2(a)(3) of the Act. Accordingly, if the purchase of the cables is completed, Applicant represents that, upon the approval of the FERC, ESEG, Inc. will be merged into Edison Sault simultaneously with the Transaction and will then cease to exist.

     WEC has one utility subsidiary, WEPCO, which is a public-utility company under the Act. On January 1, 1996, Wisconsin Natural Gas Company ("WNG"), a gas utility company under the Act and a subsidiary of WEC, was merged into WEPCO in accordance with an order from the Public Service Commission of Wisconsin ("PSCW") dated May 9, 1995 in Docket Nos. 6630-GM-100 and 6670-GM-100. Accordingly, WEPCO is now a combination electric and gas utility company. A map of the gas and electric service areas of WEPCO is filed as Exhibit E-3.

     WEPCO is engaged in the business of generating, transmitting, distributing and selling electric energy to approximately 969,000 customers as of December 31, 1996 in a service area of approximately 12,000 square miles with a population estimated at 2,300,000 in southeastern (including the metropolitan Milwaukee area), central and northern Wisconsin and in the Upper Peninsula of Michigan.

     WEPCO also purchases, distributes and sells natural gas to retail customers and transports customer-owned natural gas to approximately 367,000 customers as of December 31, 1996 in three distinct service areas in Wisconsin: west and south of the City of Milwaukee, the Appleton area and the Prairie du Chien area. The gas service territory, which has an estimated population of over 1,100,000, is largely within the electric service area of WEPCO.

     WEPCO also distributes and sells steam supplied by its Valley Power Plant to customers in the Milwaukee metropolitan area. WEPCO also distributes steam from its County Power Plant to customers in a separate service territory in Western Milwaukee County. The combined systems serve approximately 500 customers.

     WEPCO is subject to the regulation of the PSCW as to retail electric, gas and steam rates in Wisconsin, issuance of securities, construction of new facilities, transactions with affiliates, levels of short-term debt obligations, and various other matters. WEPCO is also subject to the regulation of the MPSC as to the various matters associated with retail electric service in Michigan to the same extent that it is regulated by the PSCW as noted above, except as to construction of certain new facilities, issuance of securities, levels of short-term debt obligations and advance approval of transactions with affiliates. Wholesale rates for electric energy sold in interstate commerce, wheeling rates for energy transmission in interstate commerce, hydro-electric facilities, and certain other activities of WEPCO are subject to the jurisdiction of the FERC. The operation of WEPCO's Point Beach nuclear facilities is subject to regulation by the NRC.

     WEC also owns all of the issued and outstanding common stock of eight corporations and one limited liability company engaged, directly or indirectly through subsidiaries or affiliates, in non-utility businesses. For the year ended December 31, 1996, approximately 0.8% of WEC's consolidated operating revenues were derived from its non-utility businesses. As of December 31, 1996, approximately 6% of WEC's consolidated assets were invested in non-utility businesses.

     WEC, as a public utility holding company (a "holding company") under the Wisconsin Holding Company Act (the "Wisconsin Act"), is subject to the jurisdiction of, and regulation by, the PSCW. The following is a brief summary of certain provisions of the Wisconsin Act that apply to WEC.

     The PSCW, if it finds the capital of any public-utility company will be impaired by payment of a dividend, may order the utility affiliate to limit or cease payment of dividends to the holding company. Various transactions by a public-utility affiliate company with others in the holding company system are prohibited, including: lending money, guaranteeing obligations, combining advertising, providing utility service on terms different from those for other consumers in the same class, and, without PSCW approval after establishing that the utility affiliate will be paid at fair market value, selling or leasing certain real property and using the services of utility employees. The Wisconsin Act prohibits (i) any public-utility company from providing any non-utility product or service in a manner or at a price that unfairly discriminates against any competing provider; (ii) any non-utility activity from being subsidized materially by the customers of any public utility in the system; (iii) the operation of the system in any way which materially impairs any public-utility company in the system's credit, ability to acquire capital on reasonable terms, or ability to provide safe, reasonable, reliable and adequate utility service;
(iv) any transfer by a public-utility company to any other system company of any confidential public utility information, including customer lists, for any non-utility purpose, unless the PSCW has approved the transfer; and (v) any termination of the system's interest in a public-utility company without PSCW approval.

     The Wisconsin Act also limits non-utility diversification, such that, stated generally, the net book value of the assets (other than investment in system affiliates) of all non-utility affiliates may not exceed the sum of 25% of the net book value of all electric utility affiliates and a percentage, to be determined by the PSCW (but not less than 25%), of the net book value of all other public-utility companies (the PSCW has fixed that percentage at 25% of the book value for WEPCO's gas and steam utility businesses). The Transaction will not have any material impact with respect to these limitations. Further, the Wisconsin Act requires the PSCW to periodically investigate the impact of the operation of every holding company system on every public-utility affiliate in the system and to determine whether each non-utility affiliate does, or can reasonably be expected to do, at least one of the following: (a) substantially retain, attract or promote business activity or employment or provide capital to businesses within the service territory of any public-utility affiliate or certain other businesses; (b) increase or promote energy conservation or develop, produce or sell renewable energy products or equipment; (c) conduct a business that is functionally related to providing utility service or to developing or acquiring energy resources; and (d) develop or operate commercial or industrial parks in the service territory of any public-utility affiliate. WEC believes that its and ESELCO's existing non-utility businesses meet the requirements of the Wisconsin Act. The PSCW is also authorized to order a holding affiliate to terminate its interest in a public-utility affiliate if the PSCW finds that, based upon clear and convincing evidence, termination of the interest is necessary to protect the interests of utility investors in a financially healthy utility and the interests of consumers in reasonably adequate utility service at a just and reasonable price.

     WEC Common Stock is listed on the NYSE. As of June 30, 1997, there were 112,865,844 shares of WEC Common Stock outstanding. WEC has no shares of preferred stock outstanding. As of June 30, 1997, there were 304,498 shares of WEPCO preferred stock outstanding. WEPCO's outstanding securities, including its preferred stock, will not be impacted by the Transaction. WEC's principal executive office is located at 231 West Michigan Street, Milwaukee, Wisconsin 53203. Copies of the Restated Articles of Incorporation of WEC and WEPCO are incorporated by reference as Exhibits A-2 and A-3, respectively.

     For the twelve months ended June 30, 1997, WEC's operating revenues on a consolidated basis were approximately $1.812 billion, consisting of the following:

                                 ($ in millions)

Company           Electric Utility     Gas Utility       Steam          Other(4)
-------           ----------------     -----------       -----          --------

WEPCO                 $1,394             $376             $20              -
Non-Utility               -                 -               -             $22

     Consolidated assets of WEC and its subsidiaries as of December 31, 1996 were approximately $4.811 billion, consisting of $3.647 billion in net electric utility property, plant and equipment, $401 million in net gas utility property, plant and equipment, $46 million in net steam utility property, plant and equipment, $413 million in joint used utility assets and $304 million in non-utility and WEC corporate assets.

     More detailed information concerning WEC and WEPCO is contained in the combined Annual Report of WEC and WEPCO on Form 10-K for the year ended December 31, 1996, and Amendment No. 1 thereto (on Form 10-KA) dated June 23, 1997 which are incorporated by reference as Exhibit H-2; in Appendix A to WEC's 1997 Annual Meeting Proxy Statement which is incorporated by reference as Exhibit H-5; and in the WEC and WEPCO combined Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 which is incorporated by reference as Exhibit H-7.

     c) Acquisition

     Acquisition was incorporated under the laws of the State of Michigan solely for the purpose of facilitating the Transaction. The authorized capital stock of Acquisition consists of 100 shares of common stock, no par value per share (the "Acquisition Common Stock"), all of which are issued and outstanding and owned by WEC. Acquisition has, and prior to the closing of the Transaction will have, no operations other than the activities contemplated by the Reorganization Agreement necessary to accomplish the merger of Acquisition into ESELCO as described herein. The principal executive office of Acquisition is located at 231 West Michigan Street, Milwaukee, Wisconsin 53203.

----------

(4) In this table, electric revenues are the revenues derived by WEPCO from its operations as an "electric utility company" as defined in Section 2(a)(3) under the Act; gas revenues are the revenues derived by WEPCO from its operations as a "gas utility company" as defined in Section 2(a)(4) under the Act; steam revenues are revenues derived by WEPCO from its steam operations; and non-utility revenues include all other revenues of WEC and its consolidated subsidiaries. These amounts do not conform to WEC's consolidated financial reports, as WEC reports revenues of its non-utility businesses in its consolidated financial statements as part of "Other Income and Deductions."

     2. Description of Energy Sales and Facilities

          a) Edison Sault

               (1) Energy Sales

     For the twelve months ended June 30, 1997, Edison Sault sold 797,124 MWH of electric energy (at retail or wholesale, including amounts delivered in interchange).

               (2) Electric Generating Facilities

     As of December 31, 1996, Edison Sault had a total installed name plate generating capability of 45.5 MW.

     St. Mary's River Hydro Plant (St. Mary's): Edison Sault owns and operates a hydroelectric plant on the St. Mary's River in Sault Ste. Marie having a nameplate rating of 40.8 MW which is exempt from licensing by the FERC and which utilizes surplus water from a United States government dam under a contract which runs until 2050.

     Manistique: Edison Sault also owns and operates a 4.8 MW diesel generating plant in Manistique, Michigan.

     Edison Sault also holds a long term lease (earliest termination by U.S. Government is 2030) from the U.S. Government to purchase the surplus electric output from a U.S. Government-owned hydroelectric station in Sault Ste. Marie, Michigan, having a nameplate rating of 21.0 MW.(5)

     The 1996 electric system peak load for Edison Sault was 96 MW and occurred on February 3, 1996. Its combined peak load with its only wholesale customer was 131 MW and occurred on February 3, 1996. For the year ended December 31, 1996, 100% of kWh production of Edison Sault was obtained from hydroelectric generation.

          (3) Electric Transmission and Other Facilities

     As of December 31, 1996, Edison Sault's electric transmission system, all of which is located in Michigan, included 140 circuit miles of double circuit 69 kV lines, 39 miles of single circuit 69 kV transmission lines and 7 miles of 138 kV lines (4 miles of which are underwater lines). Transmission substations had a combined capacity of approximately 123 thousand kVA and the distribution substations totaled approximately 100.6 thousand kVA. A map of Edison Sault's major electric transmission lines is filed herewith as Exhibit E-5.

     Other assets owned by Edison Sault include electric distribution systems located throughout its service area, and property, plant and equipment owned or leased supporting its electric operations. In addition, Edison Sault will own all six of the submarine electric transmission cables


----------

(5) The contract provides that Edison Sault is entitled to 70% of the surplus energy produced at the plant and Cloverland Electric Cooperative, Inc. is entitled to 30% of the surplus energy.

under the Straits of Mackinac, if they are acquired, upon the merger of ESEG, Inc. into Edison Sault (see Item I.B.1, above).

          (4) Generation Sources

     During 1996 Edison Sault generated 27% of its total electric energy requirements in its own hydroelectric generating plant located on the St. Mary's River in Sault Ste. Marie, Michigan. It purchased the other 73% of its requirements, principally under contracts with the United States Corps of Engineers, Consumers Energy Company ("Consumers") and American Electric Power Company ("AEP"). Edison Sault was assigned a contract between WEPCO and Upper Peninsula Power Company ("UPPCo") to purchase power from UPPCo to serve a portion of the customers acquired by Edison Sault from WEPCO.

     Edison Sault's electric power generation sources during each of the three calendar years ended December 31, 1996, 1995 and 1994 are as follows:

     1996 - 42% from hydroelectric generation
            37% purchased from Consumers
            20% purchased from AEP
            1% purchased from others (primarily UPPCo)

     1995 - 42% from hydroelectric generation
            58% purchased from Consumers

     1994 - 46% from hydroelectric generation
            53% purchased from Consumers
            1% purchased from others (primarily UPPCo)

     In 1996, Edison Sault entered into a 10-year agreement to purchase 20 megawatts of firm power from WEPCO commencing January 1, 1998.

     b) WEPCO

          (1) Energy Sales

     For the twelve months ended June 30, 1997, WEPCO sold the following amounts of electric energy (at retail or wholesale) and distributed the following amounts of natural or manufactured gas at retail:

       MWH of electric energy sold                        27,702,374
       (including amounts delivered
         in interchange)

       Therms of gas distributed at retail               968,316,000

          (2) Electric Generating Facilities

     As of December 31, 1996, WEPCO had a total net generating capability of 5,719 MW from the following units.

     Point Beach Power Plant: WEPCO wholly owns two nuclear electric generating units at its Point Beach nuclear power plant with a combined net capability of 944 MW.

     Oak Creek Power Plant: WEPCO owns four coal-fired electric generating units at its Oak Creek power plant with a combined net capability of 1,139 MW.

     Presque Isle: WEPCO owns nine coal-fired electric generating units at its Presque Isle power plant with a combined net capability of 617 MW.

     Pleasant Prairie: WEPCO owns two coal-fired electric generating units at its Pleasant Prairie power plant with a combined net capability of 1,210 MW.

     Port Washington: WEPCO owns four coal-fired electric generating units at its Port Washington power plant with a combined net capability of 327 MW.

     Valley: WEPCO owns two coal-fired electric generating units at its Valley power plant with a combined net capability of 227 MW.

     Edgewater: WEPCO owns a 25% undivided interest in one coal-fired unit at the Edgewater power plant, operated by a nonaffiliated utility. WEPCO's 25% interest equates to a net capability of 96 MW.

     Concord: WEPCO owns the four gas/oil fired combustion turbine generating units at its Concord power plant with a combined net capability of 376 MW.

     Paris: WEPCO owns the four gas/oil fired combustion turbine generating units at its Paris power plant with a combined net capability of 376 MW.

     County: WEPCO owns three coal-fired electric generating units at the County Power Plant (a cogeneration facility) having a combined net capability of 9 MW.

     Germantown: WEPCO owns the four oil-fired combustion turbine generating units at its Germantown power plant with a combined net capability of 252 MW.

     Hydro-Plants: WEPCO owns 16 hydro-plants with an aggregate net capability of 73 MW.

     Combustion Turbine and Other: WEPCO owns 4 smaller combustion turbines and diesel units with a combined net capability of 73 MW.

     The 1996 electric system peak load for WEPCO was 5,288 MW and occurred on August 7, 1996. For the year ended December 31, 1996, approximately 72% of kWh production of WEPCO was obtained from coal-fired generation, approximately 25% from nuclear generation, approximately 2% from hydroelectric generation and approximately 1% from other generation.

     WEPCO also operates two district steam systems for space heating and processing. These systems are located in downtown and near southside Milwaukee and in the City of Wauwatosa. The combined systems consists of approximately 43 miles of high and low pressure mains and related regulating equipment. Steam for the downtown system is supplied by WEPCO's Valley Power Plant. Steam for the Wauwatosa system is supplied by WEPCO's County Power Plant. As of December 31, 1996, there were approximately 500 customers.

          (3) Electric Transmission and Other Facilities

     As of December 31, 1996, WEPCO's electric transmission system included 639 circuit miles of 345 kV lines, 123 circuit miles of 230 kV lines, 1,678 circuit miles of 138 kV lines and 394 circuit miles of lines at less than 138 kilovolts. As of December 31, 1996, WEPCO's transmission substations had a combined capacity of 13,740 MVA and the distribution substations had a combined capacity of 13,806 MVA. These facilities are located within the states of Wisconsin and Michigan. A map of WEPCO's major electric transmission lines is attached as Exhibit E-6.

     Other assets owned by WEPCO include an electric distribution system. WEPCO also owns or leases other physical properties, including real property, and other facilities necessary or appropriate to conduct its operations. See Item 1.B.3. for information on electric coordination.

          (4) Fuel Sources

     WEPCO's electric power generation by fuel type during each of the three calendar years ended December 31, 1996, is set forth in its Annual Report on Form 10-K for the year ended December 31, 1996, which is incorporated by reference as Exhibit H-2.

          (5) Gas Facilities

     WEPCO provides natural gas service in three distinct service areas in
Wisconsin: west and south of the City of Milwaukee, the Appleton area and the Prairie du Chien area. WEPCO also has recently received approval to provide gas service to a service territory in Northern Wisconsin. WEPCO is directly connected to various interstate pipelines and has contracts with these pipelines and others for firm gas transportation. The gas properties of WEPCO include 7,109 miles of natural gas distribution mains, a LNG plant with a storage capacity of 0.25 Bcf equivalent and three propane-air plants with a storage capacity of .05 Bcf equivalent to help meet the peak requirements of its firm, residential, commercial and industrial customers.

     WEPCO is also authorized to make certain sales of natural gas for resale under blanket certificate authority granted by FERC under 18 C.F.R. ss. 284.402.

     3. Electric Coordination

     The following table sets forth certain information with respect to the utility operations of Edison Sault and WEPCO pro forma as of June 30, 1997:

                               Electric Operating
                               Revenues                       MWh of Electric
                               ($ in thousands)               Energy Sales
                               ----------------               ------------

Edison Sault                       $37,954                       797,124
WEPCO                           $1,394,430                    27,702,374
                                ----------                    ----------

TOTAL                           $1,432,384                    28,499,498

     While not currently directly interconnected, in October 1994, Edison Sault entered into a construction and joint use agreement with WEPCO, UPPCO and Cloverland Electric Cooperative, Inc., an R.E.A. cooperative to which Edison Sault sells and from which Edison Sault may purchase wholesale electric energy in the normal course of business. This agreement relates to the construction of a 138KV transmission line from Arnold, Michigan to Manistique, Michigan, expected to be completed in May, 1999, which will connect the transmission systems of WEPCO and Edison Sault (the "Central Upper Peninsula Transmission Project"). Edison Sault's transmission system is already directly interconnected with the systems of Consumers Power Company and Cloverland Electric Cooperative. Edison Sault purchases power from Consumers and AEP over the interconnection with Consumers.

     Edison Sault has a 10-year agreement to purchase 20 megawatts of firm power from WEPCO commencing January 1, 1998.

     All of WEPCO's and Edison Sault's interconnections with neighboring utilities, including the line under construction, are depicted on the map filed herewith as Exhibit E-2.

C.       Description of Transaction and Statement as to Consideration

     1. Background

     Prior to December 1996, ESELCO conducted very limited discussions with certain companies in response to their unsolicited, preliminary expressions of interest in possibly acquiring ESELCO. The Board of Directors of ESELCO determined that it was not in the best interest of ESELCO or its shareholders at those times to pursue a potential sale of ESELCO with these or any other companies. In mid-November 1996 the Board of Directors began to reassess that determination in light of regulatory reforms in the industry in mid-November 1996.

     At a special Board meeting held on December 9, 1996, the ESELCO Board of Directors was presented an internal management study which analyzed the consolidation benefits of a sale or merger of ESELCO with potentially interested parties and included a summary of mergers and acquisitions in the industry prepared by a third party. Additionally, the Board authorized management to obtain a valuation of ESELCO from Pacific Economics Group ("Pacific"), ESELCO's financial advisor. Although the Board did not conclude at the meeting that ESELCO was for sale, it did agree to continue evaluating a potential sale with two companies (one of which was WEC) which had expressed previously a potential interest in acquiring ESELCO and which were believed to be the most capable of consummating a transaction with ESELCO. The Board also provided directions to Mr. William R. Gregory, ESELCO's President and Chief Executive Officer, regarding further discussions with these two companies.

     Following the Board meeting on December 9, 1996, Mr. Gregory conducted further discussions with the two companies which had expressed previously a potential interest in acquiring ESELCO. WEC and the other interested company entered into confidentiality agreements with ESELCO dated January 16 and January 21, 1997, respectively, and began conducting their due diligence investigations of ESELCO. Both companies were informed by ESELCO that due diligence investigations were to be completed no later than February 28, 1997, that written proposals regarding a potential transaction were to be submitted no later than March 7, 1997 and that meetings would be held to discuss any proposals later in March 1997.

     At a meeting held on January 21, 1997 the Board of Directors of ESELCO determined that recent unexplained market activity made it appropriate to issue a press release disclosing that ESELCO was conducting preliminary discussions with potential acquirers. After ESELCO issued the press release on January 23, 1997, a third company contacted ESELCO and requested the opportunity to participate in the due diligence investigation and to submit a written proposal. Since the third company expressed significant interest at high levels, had previously expressed an interest in acquiring ESELCO, and since it appeared that the third company could comply with the established schedule for the completion of due diligence and the submission of written proposals, ESELCO agreed that the third company could participate. The third party entered into a confidentiality agreement with ESELCO dated February 5, 1997 and began conducting its due diligence investigation.

     ESELCO received written proposals regarding the potential acquisition of ESELCO from each of the three companies by March 7, 1997, all of which proposed stock-for-stock transactions. On March 12 and 13, 1997, the Board of Directors of ESELCO met with its advisers, including Pacific, and representatives of each of the three companies regarding the proposals. After evaluating the proposals, the Board of Directors of ESELCO rejected each of them as inadequate and invited each company to submit revised proposals by March 19, 1997.

     ESELCO received revised proposals from each of the three companies by March 19, 1997. After analyzing each of the revised proposals based on various factors and the advice of Pacific, the Board of Directors determined at its meeting on March 20, 1997 that it was in the best interests of ESELCO and its shareholders to pursue further discussions with WEC and to negotiate a letter of intent regarding a proposed acquisition of ESELCO by WEC on terms substantially similar to those contained in WEC's revised proposal.

     Representatives of WEC and ESELCO negotiated the terms contained in WEC's proposed letter of intent at a meeting on March 21, 1997 and in further discussions conducted through March 24, 1997. As a result of these negotiations, WEC proposed in its letter of intent dated March 24,

1997 to acquire ESELCO in a tax-free reorganization in which all of the outstanding shares of ESELCO Common Stock would be converted into WEC Common Stock, at the Exchange Ratio determine by dividing $44.50 for each share of ESELCO Common Stock by the Average WEC Price (as defined below). After evaluating this proposal and reviewing the available alternatives, and based on the advice of Pacific, the ESELCO Board voted at its meeting on March 24, 1997 to enter into the letter of intent, which was executed on that same day.

     After execution of the letter of intent, representatives of WEC and ESELCO negotiated and prepared the terms and provisions of the Reorganization Agreement. The Reorganization Agreement was approved by the Board of Directors of ESELCO at a meeting held on May 12, 1997 and was executed as of May 13, 1997. The Reorganization Agreement was amended and restated as of July 11, 1997, in part, to remove the terms and conditions related to WEC's canceled merger with Northern States Power Company.

     For a further description of the events leading to the Reorganization Agreement, see the Proxy Statement/Prospectus in the Registration Statement incorporated as Exhibit C-1 at page 19, "Background of the Merger".


     2. Reorganization Agreement

     The Reorganization Agreement provides for the merger of Acquisition with and into ESELCO, the latter of which shall be surviving corporation and shall continue to be governed by the Laws of the State of Michigan, and the separate existence of Acquisition shall thereupon cease. The Transaction shall be pursuant to the provisions of, and shall be with the effects provided in, the Michigan Business Corporation Act.

     Under the terms of the Reorganization Agreement, upon consummation of the Merger, each issued and outstanding share of ESELCO Common Stock will be converted into that number of shares of WEC Stock as is equal to the exchange ratio determined pursuant to the Reorganization Agreement (the "Exchange Ratio"). The Exchange Ratio will be equal to that number (carried to the fourth decimal place) obtained by dividing $44.50 by the Average WEC Price. The Average WEC Price will be equal to the average of the closing sale price per share of WEC Common Stock as reported on the New York Stock Exchange - Composite Transactions on each of the ten (10) consecutive trading days ending with the trading day immediately preceding the Closing Date (as defined). No fractional shares of WEC Common Stock will be issued in the Transaction. In lieu thereof, each holder of shares of ESELCO Common Stock who would otherwise have been entitled to a fraction of a share of WEC Common Stock will be paid the cash value of such fraction based on the Average WEC Price.

     The Merger is subject to customary closing conditions, including the receipt of requisite shareholder approval of ESELCO (which was obtained at the ESELCO special meeting of stockholders held on October 7, 1997), the Merger being accounted for as a pooling of interests, the opinion of counsel as to the tax-free nature of the Merger, and all necessary governmental approvals, including the approval of the Commission.

     The Reorganization Agreement contains certain covenants relating to the conduct of business by ESELCO pending the consummation of the Merger. Generally, it must carry on its businesses in the ordinary course consistent with past practice, may not increase common stock dividends beyond specified levels, and may not issue capital stock except as specified. The Reorganization Agreement also contains restrictions on, among other things, charter and bylaw amendments, investments, acquisitions, dispositions, incurrence of indebtedness, certain increases in employee compensation and benefits and affiliate transactions.

     For further information concerning the conditions, covenants and restrictions, see the Proxy Statement/Prospectus in the Registration Statement filed as Exhibit C-1.

     3. Management of Edison Sault Following the Transaction

     WEC currently intends that the operations of Edison Sault and the other subsidiaries of ESELCO after the consummation of the Transaction will be conducted substantially in the same manner as prior to the Transaction with present management of Edison Sault and the other subsidiaries of ESELCO retained (except for certain officers who have indicated they intend to retire). WEC currently anticipates that Donald Sawruk will be appointed as President of Edison Sault. WEPCO will provide certain administrative functions to Edison Sault and the other subsidiaries of ESELCO after the Transaction, including accounting, insurance and legal services.

     4. State Regulatory Requirements

     Since Edison Sault does not own or operate utility facilities in Wisconsin, is not a Wisconsin corporation, and does not provide utility service in Wisconsin, and since WEC will maintain Edison Sault as a separate electric utility providing service in Michigan but not in Wisconsin, the approval of the Transaction is not required from either the MPSC or the PSCW. WEC will provide notification to the PSCW pursuant to Section 196.795(6), Wis. Stats.

Item 2.           Fees, Commissions and Expenses

     The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the Transaction, including the solicitation of proxies, registration of securities of WEC under the Securities Act of 1933, and other related matters, are estimated as follows:

Commission filing fee for the
Registration Statement on Form S-4
(the "Registration Statement")..........................................$19,000

Accountant's fees........................................................60,000

Legal fees and expenses relating to the Act..............................50,000

Other legal fees and expenses.........................................1,100,000

Shareholder communication and proxy solicitation ........................80,000

Exchanging, printing, and engraving
of stock certificates and NYSE fee.......................................30,000

Hart, Scott filing fee...................................................45,000

Investment bankers' fees and expenses
     Pacific Economics Group............................................300,000
     Barr Devlin Associates.............................................600,000

Consulting fees related to human resource
issues, public relations, regulatory support,
and other matters relating to the Transaction...........................190,000

Other....................................................................26,000

TOTAL.................................................................2,500,000

Item 3.           Applicable Statutory Provisions

     The following sections of the Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the proposed transaction:

                                          Transactions to which section
Section of the Act                        or rule is or may be applicable
------------------                        -------------------------------

9(a)(2), 10(b)(c) and (f)   Acquisition of securities of ESELCO and, directly
                            or indirectly, Edison Sault.

3(a)(1) Retention of the exemptions of WEC from registration after Transaction.



The acquisition by WEC of the shares of Acquisition was exempt pursuant to Rule 11(a). To the extent that other sections of the Act or the Commission's rules thereunder are deemed to be applicable to the Transaction, such sections and rules should be considered to be set forth in this Item 3.

A.       Transaction

     1. Section 9(a)(2), 10(b)

     Section 9(a)(2) makes it unlawful, without approval of the Commission under
Section 10, "for any person . . . to acquire, directly or indirectly, any security of any public-utility company, if such person is an affiliate . . . of such company and of any other public-utility or holding company, or will by virtue of such acquisition become such an affiliate." Under the definition set forth in Section 2(a)(11)(A), an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company," and "any company 5 per centum or more of whose outstanding voting securities are owned, controlled, or held with power to vote, directly or indirectly, by such specified company . . . ."

     Edison Sault is a public-utility company as defined in Section 2(a)(5) of the Act. Since WEC currently owns more than five percent of the voting securities of WEPCO and will directly acquire more than five percent of the voting securities of Edison Sault as a result of the Transaction, and because Edison Sault will become an "affiliate" of WEC as a result of the Transaction, WEC must obtain the approval of the Commission for the Transaction under Sections 9(a)(2) and 10 of the Act. The statutory standards to be considered by the Commission in evaluating the Transaction are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

     As set forth more fully below, the Transaction complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission.(6) Thus:

     o The consideration to be paid in the Transaction is fair and reasonable;

     o The Transaction will not create detrimental interlocking relations or concentration of control;

     o The Transaction will not result in an unduly complicated capital structure for the WEC system; o The Transaction is in the public interest and the interests of investors and consumers;

     o The Transaction tends toward the economical and efficient development of an integrated electric utility system; and

     o    The Transaction will comply with all applicable state laws.

     2. Section 10(b)

     Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless:

          (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

          (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or


----------

6 While Section 10(c) requires that an acquisition be consistent with the provisions of Sections 8 and 11, those sections by their terms are applicable only to registered holding companies.

          (3) such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding-company system.

     a) Section 10(b)(1)

               (1) Interlocking Relationships

     By its nature, any Transaction results in new links between previously unrelated companies. However, these links are not the types of interlocking relationships targeted by Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operating synergies. After completion of the Transaction it is contemplated that the Board of Edison Sault will be reconstituted to include officers of Edison Sault and WEPCO. This action will permit the integration of Edison Sault into the WEC system and will therefore be in the public interest and the interest of investors and consumers. Forging such relationships is beneficial to the protected interests under the Act and thus is not prohibited by Section 10(b)(1). Moreover, the benefits that will accrue to the public, investors and consumers from the acquisition of ESELCO and Edison Sault make clear that whatever interlocking relationships may arise from the combination are not detrimental.

               (2) Concentration of Control

     Section 10(b)(1) is intended to prevent utility acquisitions that would result in "huge, complex, and irrational holding company systems at which the Act was primarily aimed." American Electric Power Company, Inc., 46 SEC 1299, 1307 (1978). In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." Vermont Yankee Nuclear Power Corp. et al., 43 SEC 693, 700 (1968). WEC's acquisition of ESELCO and Edison Sault will not create a "huge, complex and irrational system," but rather the Transaction will result in only a small addition to the WEC utility system which will afford the opportunity to achieve economies of scale and efficiencies which are expected to benefit investors and consumers.

     Efficiencies and economies: As noted above, the Commission has rejected a mechanical size analysis under Section 10(b)(1) in favor of assessing the size of the resulting system with reference to the efficiencies and economies that can be achieved through the integration and coordination of utility operations. As the Commission stated in American Electric Power Company, although the framers of the Act were concerned about "the evils of bigness, they were also aware that the combination of isolated local utilities into an integrated system afforded opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations . . . [and] [t]hey wished to preserve these opportunities . . . ." 46 SEC at 1309.

     More recent pronouncements of the Commission confirm the use of this approach. Thus, in Centerior Energy Corp., Release No. 35-24073 (April 29,
1986), the Commission stated flatly that a "determination of whether to prohibit enlargement of a system by acquisition is to be made on the basis of all the circumstances, not on the basis of size alone." See also Entergy Corporation, et al.,

Release No. 35-25952 (December 17, 1993). In addition, in the 1995 Report, the Division recommended that the Commission approach its analysis on merger and acquisition transactions in a flexible manner with emphasis on whether the transaction creates an entity subject to effective regulation and is beneficial for shareholders and customers as opposed to focusing on rigid, mechanical tests.(7)

     By virtue of the Transaction, WEC will realize opportunities to increase the diversity of its customer base and reduce costs by engaging in shared activities. In addition to these system benefits, Edison Sault will, through its affiliation with a larger and stronger entity both operationally and financially, realize opportunities to reduce its costs of operation and financing.

     Competitive Effects: Section 10(b)(1) also requires the Commission to consider possible anticompetitive effects of a proposed combination. See Entergy Corporation, supra, at 2041, citing Municipal Electric Ass'n of Massachusetts, et al. v. SEC, 413 F. 2d 1052, 1056-1058 (D.C. Cir. 1969). As the Commission
noted in Northeast Utilities, Release No. 35-25221 (December 21, 1990), the "antitrust ramifications of an acquisition must be considered in light of the fact that the public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged to customers." ESELCO and WEC have filed Notification and Report Forms with the Department of Justice and the Federal Trade Commission, pursuant to the HSR Act describing the effects of the Transaction on competition in the relevant market. The applicable waiting period under the HSR Act has now expired.

     In addition, the competitive impact of the Transaction will be fully considered by the FERC. The application filed by ESELCO and WEC with the FERC is filed herewith as Exhibit D-1. The Commission may appropriately rely upon the FERC with respect to such matters. Entergy Corporation, supra, at 2042, citing City of Holyoke Gas & Electric Department, et al. v. SEC, 972 F.2d 358, 363-64, quoting Wisconsin's Environmental Decade, Inc. v. SEC, 882 F.2d 523, 527 (D.C. Cir. 1989).

     For these reasons, the Transaction will not "tend toward interlocking relations or the concentration of control" of public-utility companies, of a kind or to the extent detrimental to the public interest or the interests of investors or customers within the meaning of Section 10(b)(1).

     b) Section 10(b)(2)

     As noted above, the Commission may not approve the proposed Transaction under Section 10(b)(2) if it finds that the consideration to be paid in connection with the combination, including all fees, commissions and other remuneration, is "not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of...the utility assets underlying the securities to be acquired . . . ."

----------

(7)  1995 Report at 73-74.

               (1) Reasonableness of Consideration

     ESELCO and WEC believe that standards of Section 10(b)(2) regarding consideration are satisfied in the present case for the following reasons.

     First, the Merger is a pure stock-for-stock exchange and qualifies for treatment as a pooling of interests.(8) As set forth more fully above, each share of ESELCO Common Stock will be converted into that number of shares of WEC Common Stock as is equal to the Exchange Ratio determined pursuant to the Reorganization Agreement. The Exchange Ratio will be equal to that number (carried to the fourth decimal place) obtained by dividing $44.50 by the Average WEC Price. No fractional shares of WEC Common Stock will be issued in the Transaction. In lieu thereof, each holder of shares of ESELCO Common Stock who would otherwise have been entitled to a fraction of a share of WEC Common Stock will be paid the cash value of such fraction based on the Average WEC Price. The Transaction will therefore involve no "acquisition adjustment" or other write-up of the assets.

     Second, the merger of ESELCO into Acquisition must be submitted to, and approved by, the affected public shareholders, i.e., the common shareholders of ESELCO. Under the Michigan Business Corporation Act, the affirmative vote of a majority of the outstanding shares of ESELCO Common Stock entitled to vote at the special meeting of shareholders is required to approve the Merger. Holders of approximately 76% of ESELCO's outstanding common stock approved the Merger at the ESELCO special meeting of stockholders.

     Third, the Exchange Ratio is the product of a process by which ESELCO requested and received written proposals regarding its potential acquisition, as a result of which it determined to


----------

8 Twelve specific conditions must be met to qualify as a pooling. The Transaction should meet those criteria as follows: (1) Both ESELCO and WEC were autonomous and were not a subsidiary or division of another corporation within two years before the plan of combination was initiated;
     (2) At the date of the merger initiation and at the date of consummation ESELCO and WEC are independent of each other; (3) ESELCO and WEC will undertake a course of action which will attempt to complete the transaction within one year in accordance with a specific plan, or completed in a single transaction. Litigation or proceedings of a governmental authority that delay the completion of a plan are excepted from the one-year rule, provided they are beyond the control of the combining companies; (4) At the consummation date of the plan, WEC will offer and issue its majority class of stock (voting rights) for no less than 90% of the voting common stock interests of ESELCO. The 90% or more of the voting common stock interests being acquired is determined at the date the plan is consummated; (5) No changes in the equity interests of the voting common stock of ESELCO or WEC were to be made in contemplation of a pooling of interests. This restriction is for a period beginning two years prior to the initiation date of the plan of combination and for the period between the initiation date and the consummation date; (6) ESELCO and WEC will not reacquire any of their respective voting common stock in substance or form to effect a business combination. Any reacquisition must be a normal amount as evidenced by both companies' patterns of reacquisition prior to the merger;
     (7) Each ESELCO stockholder will (except for the cash payments for fractional shares) receive a voting common stock interest exactly in proportion to his or her voting common stock interest prior to the combination; (8) The ESELCO common shareholders will receive the rights they are entitled to and will not be deprived or restricted in any way from exercising those rights; (9) The entire Reorganization Agreement will be effective on the date of consummation; (10) Subsequent to consummation the combined corporation, WEC will not agree to reacquire or retire any of the stock which was issued to effect the transaction; (11) WEC will not enter into any agreements to the benefit of the former shareholders of ESELCO, such as loan guarantees and (12) WEC will not plan to dispose of substantial amounts of the assets of ESELCO within two years of the date of the combination other than routine transactions in the ordinary course of business.

negotiate with WEC. Thereafter, extensive and vigorous arms-length negotiations between ESELCO and WEC ensued. These negotiations were preceded by extensive due diligence, analysis and evaluation of the assets, liabilities and business prospects of each of the respective companies. See "The Merger-Background of the Merger" in the Proxy Statement/ Prospectus in the Registration Statement (incorporated herein as Exhibit C-1). As recognized by the Commission in Ohio Power Co., 44 SEC 340, 346 (1970), prices arrived at through arms-length negotiations are particularly persuasive evidence that Section 10(b)(2) is satisfied.

     Finally, Pacific, the financial advisor for ESELCO, has reviewed extensive information concerning the companies, analyzed the Exchange Ratio employing a variety of valuation methodologies and opined that as of the date of the opinion, the Exchange Ratio is fair to the holders of ESELCO Common Stock from a financial point of view. The financial advisor's analyses and opinion are described in detail in the Registration Statement (Exhibit C-1) and the fairness opinion of Pacific is included as Annex B to the Proxy Statement/Prospectus and incorporated herein as Exhibit G-1. The assistance of independent consultants in setting considerations has been recognized by the Commission as evidence that the requirements of Section 10(b)(2) have been met. The Southern Company; SV Ventures, Inc., Release No. 35-24579 (February 12, 1988).

     In light of this opinion and an analysis of all relevant factors, including the benefits that may be realized as a result of the Transaction, the Exchange Ratio falls within the range of reasonableness, and the consideration for the Transaction bears a fair relation to the sums invested in, and the earning capacity of, the utility assets of ESELCO and WEC.

               (2) Reasonableness of Fees

     ESELCO and WEC believe that the overall fees, commissions and expenses incurred and to be incurred in connection with the Transaction are reasonable and fair in light of the size and complexity of the Transaction relative to other transactions and the anticipated benefits of the Transaction to the public, investors and consumers, are consistent with recent precedent, and meet the standards of Section 10(b)(2).

     As set forth in Item 2 of this Application-Declaration, ESELCO and WEC together expect to incur a combined total of approximately $2.5 million in fees, commissions and expenses in connection with the Transaction. By contrast, The Cincinnati Gas and Electric Company and PSI Resources, Inc. together incurred $47.1 million in fees, commissions and expenses in connection with their combination into CINergy Corp., Northeast Utilities alone incurred $46.5 million in fees and expenses in connection with its acquisition of Public Service Company of New Hampshire, Entergy alone incurred $38 million in fees in connection with its acquisition of Gulf States Utilities and New Century Energies incurred more than $23 million in connection with its formation and the combination of Southwestern Public Service Company and Public Service Company of Colorado--all of which amounts were approved as reasonable by the Commission. See CINergy Corp., Release No. 35-26146 (October 21, 1994); Northeast Utilities, et al., Release No. 35-25548 (June 3, 1992); Entergy Corporation, et al., Release No. 35-25952 (December 17, 1993); New Century Energies, Release No. 35-26748 (August 1, 1997).

     With respect to financial advisory fees, ESELCO and WEC believe that the fees payable to their respective financial advisors are fair and reasonable for similar reasons.

     c) Section 10(b)(3)

     Section 10(b)(3) requires the Commission to determine whether the Transaction will "unduly complicate the capital structure" of the WEC system or will be "detrimental to the public interest or the interest of investors or consumers or the proper functioning" of the WEC system.

     Capital structure: The corporate capital structure of WEC is not unduly complicated and it will remain substantially unchanged from the WEC structure prior to completion of the Transaction.

     In the Transaction, the shareholders of ESELCO will receive WEC Common Stock. WEC will own 100% of the common stock of Edison Sault and there will be no minority common stock interest and no other securities of WEC will be issued.

     The existing securities of WEPCO and Edison Sault (comprised of debt and preferred stock with respect to WEPCO and debt with respect to Edison Sault) will likewise remain outstanding without change. The only voting securities of WEC which will be publicly held after the Transaction will be WEC Common Stock.

     Set forth below are summaries of the historical capital structures of ESELCO and WEC as June 30, 1997, and the pro forma consolidated capital structure of WEC (assuming the transactions proposed herein occurred on June 30, 1997):

                  ESELCO and WEC Historical Capital Structures
                             (dollars in millions)

                              ESELCO                           WEC
                              ------                           ---

Common stock equity             $21                         $1,924
Preferred stock                   -                             30
Long-term debt                   18                          1,407
Short-term debt(9)                4                            287
                               ----                         ------
Total                            43                          3,648

----------

(9)  Includes long-term debt due currently.

                  WEC Pro Forma Consolidated Capital Structure
                        (dollars in millions) (unaudited)

Common stock equity                                         $1,945
Preferred stock                                                 30
Long-term debt                                               1,425
Short-term debt(10)                                            291
                                                            ------
Total                                                        3,691

     WEC's pro forma consolidated common equity to total capitalization ratio of 53% as of June 30, 1997 is significantly higher than Northeast Utilities' 27.6% common equity position and comfortably exceeds the "traditionally acceptable 30% level." Northeast Utilities, Release No. 35-25221 (December 21, 1990). The impact of the Transaction on WEC's financial position (including its capitalization) or its results of operations is not material.

     Protected interests: Section 10(b)(3) also requires the Commission to determine whether the proposed combination will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of the WEC system. The combination of ESELCO and WEC is entirely consistent with the proper functioning of an exempt holding company system. Many of Edison Sault's and WEPCO's utility operations will be integrated. Further, the combination will result in, otherwise unavailable, savings and benefits to the public and to consumers and investors of both companies and the integration of Edison Sault and WEPCO will improve the efficiency of their respective systems and the benefits and savings are described in Item 3.a. The integration of ESELCO and WEPCO is described below in Item 3.b. Moreover, as noted by the Commission in Entergy Corporation, Release No. 35-25952 (December 17, 1993), "concerns with respect to investors' interests have been largely addressed by developments in the federal securities laws and the securities market themselves." WEC will continue to be a reporting company subject to the continuous disclosure requirements of the 1934 Act following the completion of the Transaction. The various reports filed by ESELCO(11) and WEC under that Act provide readily available information concerning the companies and the Transaction. Furthermore, the consummation of the Transaction is subject to obtaining the approval of FERC under section 203 of the Federal Power Act which requires a finding by FERC that the Transaction be "consistent with the public interest." For these reasons, the Applicant believes that the Transaction will be in the public interest and the interest of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system.

     3. Section 10(c)

     Section 10(c)(2) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:

----------

(10)  Includes long-term debt due currently.

(11)  ESELCO will cease to exist after the Transaction.

     "acquisition of securities or utility assets of a public-utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system . . . ."(12)

     Because the Transaction is expected to result in cost savings and synergies, it will tend toward the economical and efficient development of an integrated public-utility system, thereby serving the public interest, as required by Section 10(c)(2) of the Act.

               (a) Efficiencies and Economies

         The Transaction will produce economies and efficiencies more than sufficient to satisfy the standards of Section 10(c)(2) of the Act. Although some of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met. See American Electric Power Co., 46 SEC 1299, 1320-21 (1978). Some potential benefits cannot be precisely estimated, nevertheless they too are entitled to be considered. "[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior Energy Corp., Release No. 35-24073 (April 29, 1986).

         ESELCO and WEC have estimated the net nominal dollar value of synergies from the Transaction to be approximately $20 million.(13) The Transaction is expected to yield several types of presently quantifiable benefits and savings:
(1) reduction in corporate and operations labor costs of approximately $13 million; and (2) reduction in corporate and administration programs costs of approximately $11 million. A majority of these savings are payroll based and result from reductions in duplicate positions and functions. Additional savings will be achieved through purchasing economies lowering (nonfuel) costs; lower cost of financing for Edison Sault and reduced production and dispatch costs.

               (b) Integrated Public-Utility System

         As applied to electric utility companies, the term "integrated public-utility system" is defined in Section 2(a)(29)(A) of the Act as:

         a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state


----------

(12) Section 10(c)(1) provides "an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11." By their terms, Sections 8 and 11 only apply to registered holding companies and are therefore inapplicable to WEC or ESELCO, since neither is a registered holding company. Since it is contemplated that WEC will remain an unregistered exempt holding company after completion of the Transaction, this Section is not applicable.

(13) Transaction synergies are stated in nominal dollars over ten years following the completion of the Transaction and are net of $1 million in "costs to achieve" and $2.5 million in transaction costs.

          of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

         On the basis of this statutory definition, the Commission has established four standards that must be met before the Commission will find that an integrated electric system will result from a proposed acquisition of securities:

          (1) the utility assets of the system are physically interconnected or capable of physical interconnection;

          (2) the utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system;

          (3) the system must be confined in its operations to a single area or region; and

          (4) the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

Environmental Action, Inc. v. SEC, 895 F.2d 1255, 1263 (9th Cir. 1990) (citing In re Electric Energy, Inc., et al., 38 SEC 658, 668 (1958)). In the 1995 Report, the Division recommended that the Commission "respond realistically to the changes in the utility industry and interpret more flexibly each piece of the integration requirement."(14) The Transaction satisfies all four of these requirements.

         First, construction of a physical interconnection between WEPCO and Edison Sault was agreed to in October, 1994 as described in Item 1.B.3 above and has been underway since prior to the execution of Reorganization Agreement and construction continues. The project consists of approximately 66 miles of 138 kV double circuit electric transmission line from WEPCO's Arnold Switching Station to WEPCO's Parkins Switching Station to Edison Sault's Indian Lake substation. The total cost of this project is approximately $32.5 million. That interconnection is 31% completed and is expected to be fully operational by May, 1999. Therefore, it is clear that the system is capable of being physically interconnected even though it may not now be. The Applicant is unconditionally committed to completing construction of this interconnection as presently planned.

         Second, for integration purposes under the Act, what is relevant is that: (i) WEC will have sufficient internal transmission capacity to accommodate the anticipated transfers between the Edison Sault and WEPCO systems by reason of the transmission line under construction, and there is adequate transmission available from unaffiliated companies in the region so that WEC will be able, when necessary, to obtain transmission service from neighboring utilities to accommodate any transfers that might exceed the capabilities of its system; and
(ii) WEC's production cost savings can be achieved without the need for contracting for transmission service with others since a direct line will be completed by May, 1999.

----------

(14)  1995 Report at 71.

     Third, this single integrated system will operate in a single area or region, the area delineated on Exhibit E-1, covering portions of Wisconsin and Michigan. WEC already has operations in both Wisconsin and Michigan, particularly the upper peninsula where ESELCO is located. In fact, the companies' systems are just 20 miles apart. In the 1995 Report, the Division has stated that the evaluation of the "single area or region" portion of the integration requirement "should be made . . . in light of the effect of technological advances on the ability to transmit electric energy economically over longer distances, and other developments in the industry, such as brokers and marketers, that affect the concept of geographic integration."(15) The 1995 Report also recommends primacy be given to "demonstrated economies and efficiencies to satisfy the integration requirements."(16) As set forth in Item 3.A.2.d.(i), the Transaction will result in economies and efficiencies for the utilities and, in turn, their customers.

         Fourth, the system is not so large as to impair the advantages of localized management, efficient operations, and the effectiveness of regulation. The Commission's past decisions on "localized management" show that the Transaction fully preserves the advantages of localized management. In these cases, the Commission has evaluated localized management in terms of: (i) responsiveness to local needs, see American Electric Power Co., Fed. Sec. L. Rep. P. 81, 647 at 80,602 (1978) (advantages of localized management evaluated in terms of whether an enlarged system could be "responsive to local needs"), General Public Utilities Corp., 37 SEC 28, 36 (1956) (localized management evaluated in terms of "local problems and matters involving relations with consumers; (ii) the preservation of corporate identities, see Northeast Utilities, Release No. 35-25221 (December 21, 1990) (utilities "will be maintained as separate New Hampshire corporations . . . [t]herefore the advantages of localized management will be preserved"); Columbia Gas System, Inc., Release No. 35-24599 (March 15, 1988) (benefits of local management maintained where the utility to be added would be a separate subsidiary); and
(iii) the ease of communications, see American Electric Power Co., Fed. Sec. L. Rep P. 81,647 at 80,602 (1978) (distance of corporate headquarters from local management was a "less important factor in determining what is in the public interest" given the "present-day ease of communications and transportation").

         The Transaction satisfies all of these factors. Edison Sault and WEPCO will continue to operate through numerous regional offices with local service personnel and line crews available to respond to customers' needs. Moreover, WEC has undertaken to continue ESELCO's commitments for community support within the service areas of Edison Sault. After the Transaction, Edison Sault and WEPCO will maintain their current headquarters while WEC will maintain the system headquarters. Although the location of the corporate headquarters of WEC will add distance from people who are served by Edison Sault, this distance is, as noted by the Commission in the American Electric Power case, a relatively unimportant factor given the present ease of transportation and communications and the retention of Edison Sault headquarters at its present location. Thus, the Transaction will preserve all the benefits of localized management of Edison Sault and WEPCO.

         As described earlier in Item 3.A.3.(a), the system will facilitate efficient operation. Finally, the Transaction will not impair the effectiveness of state regulation. Edison Sault and WEPCO will

----------

(15)  1995 Report at 72-74.

(16)  1995 Report at 73.

continue their separate existence as before and their utility operations will remain subject to the same regulatory authorities by which they are presently regulated, namely the PSCW, MPSC, and the FERC.

         4.       Section 10(f)

         Section 10(f) provides that:

         The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

As described below in Item 4.C, except for compliance with the Michigan Business Corporation Act, the Transaction does not require approval under either Michigan or Wisconsin law. Thus, all legal requirements will have been complied with for the Transaction to be consummated as required by the Reorganization Agreement.

B.       Continued Exemption of WEC From Registration

         1.       Section 3(a)(1)

         Section 3(a)(1) provides:

         "The Commission, by rules and regulations upon its own motion, or by order upon application, shall exempt any holding company, and every subsidiary company thereof as such, from any provision or provisions of this title, unless and except insofar as it finds the exemption detrimental to the public interest or the interest of investors or consumers, if -- "

         "(1) such holding company, and every subsidiary company thereof which is a public utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized."

     As previously noted, ESELCO and WEC are both currently exempt from regulation, except for Section 9(a)(2), pursuant to rule or orders of the Commission.(17) As indicated above, ESELCO will be merged into WEC as part of the Transaction.


----------

(17) ESELCO's exemption is currently pursuant to rule by the filing of Form U-3A-2; File No. 69-353. WEC's exemption was issued in HCAR No. 24267 (Dec. 18,1986).

     After the Transaction, WEC and all of its subsidiaries will continue to be exempt under Section 3(a)(1) because WEC and WEPCO, the only public utility subsidiary from which WEC "derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in" Wisconsin in which they are organized.

     Upon the effectiveness of the Transaction, WEC, as noted in Exhibit E-9, will be a holding company having two public-utility company subsidiaries, WEPCO and Edison Sault. WEC is a Wisconsin corporation, 97% of whose income for the 12 months ended June 30, 1997 was from WEPCO. As at the time of the Commission order approving the reorganization of the WEPCO system into WEC, Wisconsin Energy Corp. (HCAR No. 2467), December 18, 1986, it remains predominantly intrastate. The addition of Edison Sault to the WEC system, using actual data, results in an increase in system operating income for the year ended December 31, 1996 and the 12 months ended June 30, 1997 of only 1.4% and 1.9%, respectively and an increase in net income of 1.3% and 2.1%, respectively.



                          Year Ended December, 31 1996
                                ($ in thousands)

                                                                                            Edison Sault
                 Edison Sault           ESELCO              WEPCO               WEC         as % of WEC

Total              $37,287            $37,500           $1,773,820         $1,773,820             2.1%
Operating
Revenues

Operating           $4,329              $4,346            $305,844           $305,844              1.4%
Income

Net Income          $2,744              $2,798            $210,112           $218,135              1.3%

Generating           35MW                 --               5,719MW              --                 0.6%
Capacity

Number of             88                  88                4,471              4,504               2.0%
Employees

                          12 Months Ended June 30, 1997
                                ($ in thousands)

                                                                                             Edison Sault
                  Edison Sault           ESELCO              WEPCO               WEC         as % of WEC

Total               $37,954            $38,120           $1,790,274         $1,790,274             2.1%
Operating
Revenues

                                      -28-

Operating            $4,710              $4,730            $249,670           $249,670              1.9%
Income

Net Income           $3,092              $3,174            $140,536           $144,214              2.1%

Generating            35MW              5,652MW               --                0.69
Capactiy

Number of              88                  88                4,646              4,681               1.9%
Employees


     WEC's exemption under Section 3(a)(1) is not precluded by the fact that Edison Sault is not organized in Wisconsin, where WEC is organized, and does not carry on its business in Wisconsin because Edison Sault would not contribute "any material part" of WEC's income.

     While there is no precise test for what constitutes "any material part" of a holding company's income, Congress has given the Commission the power to make such determinations. 79 Cong. Rec., June 7, 1935. The Commission has held that contributions by a utility to its holding company parent of 2.7%-3.3% of the parent's total operating revenues were not a material part of the holding company's income as the loss of that income would be de minimis. In re Commonwealth Edison Co., 28 SEC 172, 173 (1948). See WPL Holdings, Inc., 49 SEC 761 (1988) (2.5% contribution to consolidated operating revenues found not material), rev'd in part on other grounds, aff'd in part sub nom. Wisconsin's Environmental Decade, Inc. v. SEC, 882 F.2d 523 (D.C. Cir. 1989), on remand, WPL Holdings, Inc., 50 SEC 233 (1990), withdrawn, 49 SEC Docket 1255 (September 18,
1991) (supplemental order reaffirming prior order). In addition, the Commission has held that a utility subsidiary contributing up to 4.4% of the holding company's consolidated net income did not contribute "any material part" of the holding company's income. UNICOM, 57 SEC Docket at 661. See Providence Energy Corp., 60 SEC Docket 2109, 2110 (November 30, 1995) (contribution of approximately 3% of utility income not material); CIPSCO, 50 SEC 348, 358, n.22
(1990) (contributions to net income of between 0.43% and 3.33% not material).

     Because, as shown in the Tables above, Edison Sault's potential contribution would represent only 2.1% and 2.1% of WEC's total operating revenues and only 1.3% and 2.1% of WEC's consolidated net income for the year ended December 31, 1996 and the 12 months ended June 30, 1997, respectively, Edison Sault would not be a public-utility company subsidiary of WEC contributing "any material part" of WEC's income and, therefore, Edison Sault's organization and carrying on of its business in Michigan, rather than Wisconsin, does not prevent WEC's exemption under Section 3(a)(1) of the Act.

     After the Transaction WEC's utility business, would also continue to be "predominantly intrastate" and would continue to "carry on [its] business substantially" in Wisconsin. Section 3(a)(1) has no specific numerical test for determining when a company is "predominantly intrastate". WEC would derive only 8.8% and 8.6% of its utility revenues for the year ended December 31, 1996 and the twelve months ended June 30, 1997, respectively, from outside of Wisconsin, with the Michigan activities of Edison Sault included,(18) and, therefore, would derive a lower percentage of its utility revenues from outside of its state of organization than Sierra Pacific Resources, 49 SEC 735, 737, 751, n.29 (1988), aff'd sub nom. Environmental Action, Inc. v. SEC, 895 F.2d 1255 (9th Cir. 1990), which received 9.9% of its utility revenues from outside of its state of organization.(19)

     In addition, the WEC system is subject to substantial and pervasive regulation in Wisconsin which will prevent the abuses the Act was adopted to protect against. As discussed in Item I.B.1.b, above, and recognized in the Commission's Order finding WEC to be an exempt holding company under Section 3(a)(1),(20) the Wisconsin Act is a comprehensive scheme of holding company regulation. Edison Sault will continue to be regulated by the MPSC. As recently noted by the Commission in the context of granting a section 3(a)(2) exemption, the effectiveness of state regulation is a key factor in granting exemptions. Houston Industries, HCAR 26744 (July 24, 1997). Allowing the exemption is thus supported by the underlying policy and purposes of the Act, because WEC "has demonstrated that it will not be an unregulated entity through which potential abuses could be perpetuated . . . ." Houston Industries Inc., supra. Just as in
Houston Industries, there is "little possibility in this case that the holding company structure will be used to evade state and local regulation, or that regulation under the Act is needed to supplement state regulation in order to prevent detriment to the interests protected by the Act." Id.; see also Northern States Power Co., 36 SEC 1 (1954) (finding that granting an exemption would not create a "regulatory gap" that would be detrimental to the public interest or the interest of investors or consumers).(21)

     Therefore, WEC and all of its subsidiaries should continue to be exempt from all of the provisions of the Act, except Section 9(a)(2), pursuant to
Section 3(a)(1).

Item 4.           Regulatory Approvals

     Set forth below is a summary of the regulatory approvals that are required in connection with the Transaction. It is a condition to the consummation of the Transaction that final orders approving the Transaction be obtained from the Commission under the Act and from the FERC which do not contain any condition which is, in the reasonable judgment of WEC, materially adverse to WEC, ESELCO or ESELCO's subsidiaries.

----------

(18) WEC alone derived 6.9% and 6.7% of its utility revenues for the year ended December 31, 1996 and the twelve month ended June 30, 1997, respectively, from outside of Wisconsin. The addition of ESELCO does not significantly impact the nature of WEC's business.

(19) The meaning of "predominantly" has recently been considered by the Commission in the context of an exemption under Section 3(a). In its recent ruling in Houston Industries, HCAR 26744 (July 24, 1997), the Commission examined the exemption under Section 3(a)(2) and concluded that Houston Industries was "predominantly a utility" and not a holding company notwithstanding that the revenues derived from the subsidiary utilities were 52.5% of Houston's own revenues, and the other utility assets were 18.1% of Houston Industries utility assets.

(20) HCAR No. 24267 (December 18, 1986).

(21) In Houston Industries, Inc., supra, the principal regulator was the Public Utility Commission of Texas, which reviews certain aspects of utility operation (but not acquisitions, non-utility businesses, securities issuances or intra-company transactions). The level of regulatory oversight by the MPSC is greater and by the PSCW is far greater.

A.       Antitrust

     The HSR Act and the rules and regulations thereunder provide that certain transactions (including the Transaction) may not be consummated until required information has been submitted to the Department of Justice ("DOJ") and Federal Trade Commission ("FTC") and the specified HSR Act waiting period requirements have been satisfied. ESELCO and WEC submitted the Notification and Report Forms and all required information to the DOJ and FTC in November, 1997, and have been informed that the waiting period has expired pursuant to an early termination.

     The expiration of the HSR Act waiting period does not preclude the Antitrust Division or the FTC from challenging the Transaction on antitrust grounds; however, Applicant believes that the Transaction will not violate Federal antitrust laws. If the Transaction is not consummated within twelve months after the expiration or earlier termination of the initial HSR Act waiting period, ESELCO and WEC will be required to submit new information to the Antitrust Division and the FTC, and a new HSR Act waiting period would have to expire or be terminated before the Transaction could be consummated. WEC and ESELCO expect to submit the same information to interested State Attorneys General.

B.       Federal Power Act

     Section 203 of the Federal Power Act provides that no public utility shall sell or otherwise dispose of its jurisdictional facilities or, directly or indirectly, merge or consolidate such facilities with those of any other person or acquire any security of any other public utility without first having obtained authorization from the FERC. The approval of the FERC is required in order to consummate the Transaction. Under Section 203 of the Federal Power Act, the FERC will approve a merger if it finds the merger "consistent with the public interest." The Transaction will come under the FERC's new merger guidelines, released in December 1996. Under such guidelines, the FERC's review of mergers and acquisitions is based on three primary factors: effect on competition, effect on rates and effect on regulation. Under the guidelines: (i) post-merger market power must not be increased, or must be within acceptable thresholds or be satisfactorily mitigated; (ii) acceptable customer rate protections must be in place; and (iii) any adverse effect on regulation by FERC, Wisconsin and Michigan must be addressed. After the Transaction, WEPCO and Edison Sault will continue to operate in separate electric control areas, but they will be interconnected when the transmission line under construction is completed. They will offer a single system open access transmission rate over their interconnected systems. For this purpose, the two utilities will file an appropriate joint tariff and agreement under Section 205 of the Federal Power Act, to become effective when the transmission facility becomes operational. On October 22, 1997, an application was filed with the FERC for approval of the Transaction under Section 203 and Part 33 of the FERC's regulations. The parties proposed to charge the lower of the transmission service charges of either the WEPCO or Edison Sault pro forma tariffs until July 1, 2002. A copy of this FERC filing is filed as Exhibit D-1 hereto.

C.   State Public Utility Regulation

     The Transaction is exempt from regulation by the PSCW and MPSC.

     No other state or local regulatory body or agency and no other Federal commission or agency has jurisdiction over the transactions proposed herein.

Item 5.           Procedure

     The Commission is respectfully requested to issue and publish not later than January 19, 1998, the requisite notice under Rule 23 with respect to the filing of this Application/Declaration, such notice to specify a date not later than February 19, 1998 by which comments may be entered and a date not later than February 22, 1998 as the date after which an order of the Commission granting and permitting this Application/Declaration to become effective may be entered by the Commission.

     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between this issuance of the Commission's order and the date on which it is to become effective.

Item 6.           Exhibits and Financial Statements

     A. Exhibits

A-1 Articles of Incorporation of ESELCO as filed on January 6, 1988, and Amendment to Articles of Incorporation as filed on August 7, 1997 (filed as exhibits 2(a) and (b) to Form 10-Q of ESELCO for the quarter ended June 30, 1997, File No. 0-17736 and incorporated herein by reference).

A-2 Restated Articles of Incorporation of WEC (filed as Exhibit (3)-1 to Form 10-Q of WEC for the quarter ended June 30, 1995, File No. 1-9057, and incorporated herein by reference).

A-3 Restated Articles of Incorporation of WEPCO (filed as Exhibit (3)-1 to Form 10-K of WEPCO for the year ended December 31, 1994, File No. 1-1245 and incorporated herein by reference).

B-1 Amended and Restated Agreement and Plan of Reorganization (Reorganization Agreement) (filed as Annex A to Proxy Statement/Prospectus contained in WEC's Registration Statement No. 333-34495 on Form S-4 and incorporated herein by reference).

C-1 Registration Statement of WEC on Form S-4 (as amended) (filed as Registration Statement No. 34-34495 and incorporated herein by reference).

C-2  ESELCO Proxy Statement /WEC Prospectus (included in Exhibit C-1).

D-1  Application filed with the FERC requesting approval of the Transaction.

E-1  Map of service areas of Edison Sault and WEPCO.

E-2  Map showing interconnections of Edison Sault and WEPCO.

E-3  Map of WEPCO electric and gas service areas.

E-4  Map of Edison Sault Electric Company electric services area.

E-5  Map of Edison Sault transmission system.

E-6  Map of WEPCO transmission system.

E-7  ESELCO corporate chart.

E-8  WEC corporate chart.

E-9  Post-merger corporate chart.

F-1  Preliminary opinion of counsel (to be filed by Amendment).

F-2  Past-tense opinion of counsel (to be filed by Amendment).

G-1 Opinion of Pacific Economics Group (filed as Annex B to Proxy Statement/Prospectus contained in WEC's Registration Statement No. 333-34495 on Form S-4 and incorporated herein by reference).

H-1 Annual Report of ESELCO on Form 10-K for the year ended December 31, 1996 (File No. 0-17736 and incorporated herein by reference).

H-2 Combined Annual Report of WEC and WEPCO on Form 10-K for the year ended December 31, 1996 and Amendment No. 1 thereto (on Form 10-K/A) dated June 30, 1997 (File Nos. 1-9057 and I-1245 and incorporated herein by reference).

H-3 Annual Report of WEPCO on Form 10-K for the year ended December 31, 1996 (see Exhibit H-2).

H-4 ESELCO 1996 Annual Report to Shareholders (Attached as Exhibit 13 to the Annual Report of ESELCO on Form 10-K (Exhibit H-1, above) and incorporated herein by reference).

H-5 WEC 1996 Proxy Statement Relating to the 1997 Annual Meeting of Stockholders (including Annual Financial Statements and review of operations in Appendix A thereto) (File No. 1-9057 and incorporated herein by reference).

H-6 Combined Quarterly Report of WEC and WEPCO on Form 10-Q for the quarter ended June 30, 1997 (File Nos. 1-9057 and I-1245 and incorporated herein by reference).

H-7 Quarterly Report of ESELCO on Form 10-Q for the quarter ended June 30, 1997 (File No. 0-17736 and incorporated herein by reference).

I-1  Proposed Form of Notice

         B.       Financial Statements

FS-1 Unaudited WEC Pro Forma Condensed Consolidated Balance Sheet as of
     September 30, 1997.

FS-2 Unaudited WEC Pro Forma condensed Consolidated Statement of Income as of
     September 30, 1997.

FS-3 WEC Consolidated Balance Sheet as of December 31, 1996 (see Annual Report of WEC on Form 10-K for the year ended December 31, 1996 (Exhibit H-2 hereto)).

FS-4 WEC Consolidated Statements of Income for its last three fiscal years (see
     Annual Report of WEC on Form 10-K for the year ended December 31, 1996 (Exhibit H-2 hereto)).

FS-5 WEC Unaudited Consolidated Condensed Balance Sheet as of June 30, 1997 (see
     WEC's Form 10-Q for the second quarter) (Exhibit H-6 hereto).

FS-6 WEC Unaudited Condensed Income Statement for the twelve months ended June
     30, 1997.

FS-7 ESELCO Consolidated Statement of Financial Position as of December 31, 1996
     (Exhibit C-1 hereto).

FS-8 ESELCO Consolidated Income Statement of Income for the years ended December
     31, 1996, 1995 and 1994 (Exhibit C-1 hereto).

FS-9 ESELCO Unaudited Consolidated Statement of Financial Position as of June
     30, 1997 (Exhibit C-1 hereto).

FS-10 ESELCO Unaudited Statement of Income for the Three, Six and Twelve Months
     Ended June 30, 1997 (Exhibit C-1 hereto).

Item 7.           Information as to Environmental Effects

     The Transaction neither involves "major federal actions" nor "significantly affects the quality of the human environment" as those terms are used in Section
(2)(C) of the National Environmental Policy Act, 42 U.S.C. ss. 4332. The only federal actions related to the Transaction pertain to the Commission's declaration of the effectiveness of the Joint Registration Statement, the approvals and actions described under Item 4 and Commission approval of this Application-Declaration. Consummation of the Transaction will not result in changes in the operations of Edison Sault or WEPCO that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

WISCONSIN ENERGY CORPORATION

BY:        /s/ CALVIN H. BAKER
     --------------------------------------------
           Calvin H. Baker
           Treasurer and Chief Financial Officer


Date:    January 16, 1998

                                Index of Exhibits

                   EXHIBIT - DESCRIPTION - TRANSMISSION METHOD



Method              Exhibit
of Filing           Number          Description
---------           ------          -----------

By Reference        A-1        Articles  of  Incorporation  of  ESELCO
                               as filed on January 6, 1988, and Amendment to Articles of Incorporation as filed on August 7, 1997 (filed as exhibits 2(a) and (b) to Form 10-Q of ESELCO for the quarter ended June 30, 1997, File No. 0-17736 and incorporated herein by reference).

By Reference        A-2        Restated Articles of
                               Incorporation of WEC (filed as
                               Exhibit (3)-1 to Form 10-Q of WEC
                               for the quarter ended June 30, 1995,
                               File No. 1-9057, and incorporated
                               herein by reference).

By Reference        A-3        Restated  Articles of Incorporation of
                               WEPCO (filed as Exhibit (3)-1 to
                               Form 10-K of WEPCO for the year ended
                               December 31, 1994, File No. 1-1245 and
                               incorporated  herein by reference).

By Reference        B-1        Amended and Restated Agreement and Plan of
                               Reorganization (Reorganization Agreement)
                               (filed as Annex A to Proxy
                               Statement/Prospectus contained in WEC's
                               Registration Statement No. 333-34495 on
                               Form S-4 and incorporated herein by reference).

By Reference        C-1        Registration Statement of WEC on Form S-4
                               (as amended) (filed as Registration Statement
                               No. 34-34495 and incorporated herein by
                               reference).

By Reference        C-2        ESELCO Proxy Statement /WEC Prospectus
                               (included in Exhibit C-1).

Form SE             D-1        Application filed with the FERC requesting
                               approval of the Transaction.

Form SE             E-1        Map of service areas of Edison Sault and WEPCO.

Form SE             E-2        Map showing interconnections of Edison Sault
                               and WEPCO.

Method              Exhibit
of Filing           Number          Description
---------           ------          -----------

Form SE             E-3        Map of WEPCO electric and gas service areas.

Form SE             E-4        Map of Edison Sault Electric Company electric
                               services areas.

Form SE             E-5        Map of Edison Sault transmission system.

Form SE             E-6        Map of WEPCO transmission system.

Form SE             E-7        ESELCO corporate chart.

Form SE             E-8        WEC corporate chart.

Form SE             E-9        Post-merger corporate chart.

                    F-1 Preliminary opinion of counsel (to be filed by Amendment).

                    F-2 Past-tense opinion of counsel (to be filed by Amendment).

By Reference        G-1        Opinion of Pacific Economics Group
                               (filed as Annex B to Proxy Statement/Prospectus contained in WEC's Registration Statement No.
                               333-34495 on Form S-4 and
                               incorporated herein by reference).

By Reference        H-1        Annual Report of ESELCO on Form 10-K for the
                               year ended December 31, 1996 (File No. 0-17736 and incorporated herein by reference).

By Reference        H-2        Combined Annual Report
                               of WEC and WEPCO on Form 10-K for
                               the year ended December 31, 1996 and
                               Amendment No. 1 thereto (on Form
                               10-K/A) dated June 30, 1997 (File
                               Nos. 1-9057 and I-1245 and
                               incorporated herein by reference).

By Reference        H-3        Annual Report of WEPCO
                               on Form 10-K for the year ended
                               December 31, 1996 (see Exhibit H-2).

By Reference        H-4        ESELCO 1996 Annual
                               Report to Shareholders (Attached as
                               Exhibit 13 to the Annual Report of
                               ESELCO on Form 10-K (Exhibit H-1,
                               above) and incorporated herein by
                               reference).

Method              Exhibit
of Filing           Number          Description
---------           ------          -----------

By Reference        H-5        WEC 1996 Proxy
                               Statement Relating to the 1997
                               Annual Meeting of Stockholders
                               (including Annual Financial
                               Statements and review of operations
                               in Appendix A thereto) (File No.
                               1-9057 and incorporated herein by
                               reference).

By Reference        H-6        Combined Quarterly
                               Report of WEC and WEPCO on Form 10-Q
                               for the quarter ended June 30, 1997
                               (File Nos. 1-9057 and I-1245 and
                               incorporated herein by reference).

By Reference        H-7        Quarterly Report of ESELCO on Form 10-Q
                               for the quarter ended June 30, 1997
                               (File No. 0-17736 and incorporated
                               herein by reference).

Electronic          I-1        Proposed Form of Notice

Form SE             FS-1       Unaudited WEC Pro Forma Condensed
                               Consolidated Balance Sheet
                               as of September 30, 1997.

Form SE             FS-2       Unaudited WEC Pro Forma Condensed
                               Consolidated  Statement of
                               Income as of September 30, 1997.

By Reference        FS-3       WEC Consolidated
                               Balance Sheet as of December 31,
                               1996 (see Annual Report of WEC on
                               Form 10-K for the year ended
                               December 31, 1996 (Exhibit H-2
                               hereto)).

By Reference        FS-4       WEC Consolidated
                               Statements of Income for its last
                               three fiscal years (see Annual
                               Report of WEC on Form 10-K for the
                               year ended December 31, 1996
                               (Exhibit H-2 hereto)).

By Reference        FS-5       WEC Unaudited
                               Consolidated Condensed Balance Sheet
                               as of June 30, 1997 (see WEC's Form
                               10-Q for the second quarter)
                               (Exhibit H-6 hereto).

Form SE             FS-6       WEC  Unaudited  Condensed  Income
                               Statement  for the  Twelve
                               Months Ended June 30, 1997.

By Reference        FS-7       ESELCO Consolidated
                               Statement of Financial Position as
                               of December 31, 1996 (Exhibit C-1

Method              Exhibit
of Filing           Number          Description
---------           ------          -----------

                               hereto).

By Reference        FS-8       ESELCO Consolidated
                               Income Statement of Income for the
                               years ended December 31, 1996, 1995
                               and 1994 (Exhibit C-1 hereto).

By Reference        FS-9       ESELCO Unaudited
                               Consolidated Statement of Financial
                               Position as of June 30, 1997
                               (Exhibit C-1 hereto).

By Reference        FS-10      ESELCO Unaudited
                               Statement of Income for the Three,
                               Six and Twelve Months Ended June 30,
                               1997 (Exhibit C-1 hereto).